Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Cox Capital Partners Special Situations Fund, L.P.

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$30,400,000.00	0.0001381	$4,198.24

Total Transaction Valuation:		$30,400,000.00
Total Fees Due for Filing:				$4,198.24
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$4,198.24

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Offering Note(s)

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the offering price of $3.80 for up to 8,000,000 Shares of Common Stock of Blue Owl Capital Corporation II.